SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


   Report on Form 6-K for the period from 15 February 2006 to 28 February 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

1. A notification dated 15 February 2006 advising that UBS AG have a 4.99% interest in the issued Ordinary share capital of the Company.

2. A notification dated 16 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 15 February 2006 the Company had 512,270,589 Ordinary shares in issue.
3. A notification dated 17 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 16 February 2006 the Company had 512,380,107 Ordinary shares in issue.
4. A notification dated 17 February 2006 advising that UBS AG have a 5.08% interest in the issued Ordinary share capital of the Company.
5. A notification dated 17 February 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 4,718 Ordinary shares in the Company in which the directors have a technical interest.
6. A notification dated 20 February 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 30,872 Ordinary shares in the Company in which the directors have a technical interest.
7. A notification dated 21 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 20 February 2006 the Company had 512,445,612 Ordinary shares in issue.
8. A notification dated 22 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 21 February 2006 the Company had 512,578,429 Ordinary shares in issue.
9. A notification dated 22 February 2006 advising that UBS AG have a 4.83% interest in the issued Ordinary share capital of the Company.
10. A notification dated 22 February 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 8,332 Ordinary shares in the Company in which the directors have a technical interest.
11. A notification dated 23 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 22 February 2006 the Company had 512,609,257 Ordinary shares in issue.
12. A notification dated 24 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 23 February 2006 the Company had 512,641,209 Ordinary shares in issue.
13. A notification dated 24 February 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 11,403 Ordinary shares in the Company in which the directors have a technical interest.
14. A notification dated 27 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 24 February 2006 the Company had 512,668,241 Ordinary shares in issue.
15. A notification dated 28 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 27 February 2006 the Company had 512,675,491 Ordinary shares in issue.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 15 FEBRUARY 2006
                  AT 17.11 HRS UNDER REF: PRNUK-1502061709-1AAD

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------------
1. Name of company                                              2. Name of shareholder having a major interest
---------------------------------------------------------------------------------------------------------------------------------
   THE BOC GROUP plc                                               UBS AG
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates that it is       4. Name of the registered holder(s) and, if more than one holder,
   in respect of holding of the shareholder named in 2             the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18
---------------------------------------------------------------------------------------------------------------------------------
   NOTIFICATION IN RESPECT OF A PARTY                              UBS AG LONDON BRANCH - 24,232,428
   NAMED IN 2 ABOVE                                                UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,308,936
                                                                   UBS SECURITIES LLC - 316
                                                                   UBS FINANCIAL SERVICES INC - 26,040
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
5. Number of                  6. Percentage of issued            7. Number of shares/amount  8. Percentage of issued class
   shares/amount of stock        class                              of stock disposed
   acquired
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
9. Class of security                                             10. Date of transaction     11.  Date company informed
---------------------------------------------------------------------------------------------------------------------------------
   ORDINARY SHARES OF 25P EACH                                       14 FEBRUARY 2006             15 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification                    13. Total percentage holding of issued class following this notification
---------------------------------------------------------------------------------------------------------------------------------
    25,567,720                                                       4.99%

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                                   15. Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 15 FEBRUARY 2006, THE                          CAROL HUNT
    BOC GROUP plc HAS BEEN ADVISED THAT UBS                          DEPUTY COMPANY SECRETARY
    AG HOLDS A 4.99% (PREVIOUSLY 5.20%)                              01276 807759
    INTEREST IN THE ORDINARY SHARE CAPITAL
    OF THE COMPANY.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

---------------------------------------------------------------------------------------------------------------------------------
    CAROL HUNT
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Date of notification   15 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 16 FEBRUARY 2006
                  AT 07.13 HRS UNDER REF: PRNUK-1602060712-7259

16 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 15 February 2006 it had in issue 512,270,589 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations   01276 477222

The Maitland Consultancy

Neil Bennett                                      0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 FEBRUARY 2006
                  AT 07.20 HRS UNDER REF: PRNUK-1702060652-9C1E


17 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16 February 2006 it had in issue 512,380,107 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations  01276 477222

The Maitland Consultancy

Neil Bennett                                     0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 FEBRUARY 2006
                  AT 11.26 HRS UNDER REF: PRNUK-1702061116-B0AF

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------------
1. Name of company                                              2. Name of shareholder having a major interest
---------------------------------------------------------------------------------------------------------------------------------
   THE BOC GROUP plc                                               UBS AG
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates that it is       4. Name of the registered holder(s) and, if more than one holder,
   in respect of holding of the shareholder named in 2             the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18
---------------------------------------------------------------------------------------------------------------------------------
   NOTIFICATION IN RESPECT OF A PARTY                              UBS AG LONDON BRANCH - 24,704,698
   NAMED IN 2 ABOVE                                                UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,308,936
                                                                   UBS SECURITIES LLC - 316
                                                                   UBS FINANCIAL SERVICES INC - 26,040
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
5. Number of                  6. Percentage of issued            7. Number of shares/amount  8. Percentage of issued class
   shares/amount of stock        class                              of stock disposed
   acquired
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
9. Class of security                                             10. Date of transaction     11.  Date company informed
---------------------------------------------------------------------------------------------------------------------------------
   ORDINARY SHARES OF 25P EACH                                       15 FEBRUARY 2006             17 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification                    13. Total percentage holding of issued class following this notification
---------------------------------------------------------------------------------------------------------------------------------
    26,039,990                                                       5.08%

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                                   15. Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 16 FEBRUARY 2006, THE                          CAROL HUNT
    BOC GROUP plc HAS BEEN ADVISED THAT UBS                          DEPUTY COMPANY SECRETARY
    AG HOLDS A 5.08% (PREVIOUSLY 4.99%)                              01276 807759
    INTEREST IN THE ORDINARY SHARE CAPITAL
    OF THE COMPANY.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

---------------------------------------------------------------------------------------------------------------------------------
    CAROL HUNT
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Date of notification   17 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 FEBRUARY 2006
                  AT 15.56 HRS UNDER REF: PRNUK-1702061550-BC1B


17 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals:

16 February 2006 - 2,546 Ordinary shares of 25p each in the Company at an exercise price of 937p per share and 14,025 Ordinary shares of 25p each in the Company at nil cost per share

17 February 2006 - 2,172 Ordinary shares of 25p each in the Company at an exercise price of 873.25p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 18,743 Ordinary shares, the Trustee now holds 4,498,906 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,498,906 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 20 FEBRUARY 2006
                  AT 16.28 HRS UNDER REF: PRNUK-2002061626-0004

20 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals on 20 February 2006:

6,841 Ordinary shares of 25p each in the Company at an exercise price of 937p per share

24,031 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 30,872 Ordinary shares, the Trustee now holds 4,468,034 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,468,034 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 21 FEBRUARY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-2102060652-907A


21 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 February 2006 it had in issue 512,445,612 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations   01276 477222

The Maitland Consultancy

Neil Bennett                                      0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 FEBRUARY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-2202060652-95BF



22 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 21 February 2006 it had in issue 512,578,429 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations   01276 477222

The Maitland Consultancy

Neil Bennett                                      0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 FEBRUARY 2006
                  AT 17.23 HRS UNDER REF: PRNUK-2202061719-E911


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------------
1. Name of company                                              2. Name of shareholder having a major interest
---------------------------------------------------------------------------------------------------------------------------------
   THE BOC GROUP plc                                               UBS AG
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
3. Please state whether notification indicates that it is in    4. Name of the registered holder(s) and, if more than one holder,
   respect of holding of the shareholder named in 2                the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18
---------------------------------------------------------------------------------------------------------------------------------
   NOTIFICATION IN RESPECT OF A PARTY                              UBS AG LONDON BRANCH - 23,428,329
   NAMED IN 2 ABOVE                                                UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,308,936
                                                                   UBS FINANCIAL SERVICES INC - 26,040
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
5. Number of                  6. Percentage of issued            7. Number of shares/amount  8. Percentage of issued class
   shares/amount of stock        class                              of stock disposed
   acquired
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
9. Class of security                                             10. Date of transaction     11.  Date company informed
---------------------------------------------------------------------------------------------------------------------------------
   ORDINARY SHARES OF 25P EACH                                       20 FEBRUARY 2006             22 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification                    13. Total percentage holding of issued class following this notification
---------------------------------------------------------------------------------------------------------------------------------
    24,763,305                                                       4.83%

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                                   15. Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 21 FEBRUARY 2006, THE                          CAROL HUNT
    BOC GROUP plc HAS BEEN ADVISED THAT UBS                          DEPUTY COMPANY SECRETARY
    AG HOLDS A 4.83% (PREVIOUSLY 5.08%)                              01276 807759
    INTEREST IN THE ORDINARY SHARE CAPITAL
    OF THE COMPANY.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

---------------------------------------------------------------------------------------------------------------------------------
    CAROL HUNT
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Date of notification   22 FEBRUARY 2006

---------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 FEBRUARY 2006
AT 17.25 HRS UNDER REF: PRNUK-2202061723-5E79


22 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 22 February 2006 of 8,332 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 8,332 Ordinary shares, the Trustee now holds 4,459,702 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,459,702 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 23 FEBRUARY 2006
                  AT 07.01 HRS UNDER REF: PRNUK-2302060651-697E


23 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 22 February 2006 it had in issue 512,609,257 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations  01276 477222

The Maitland Consultancy

Neil Bennett                                     0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 FEBRUARY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2402060652-821C


24 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 23 February 2006 it had in issue 512,641,209 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 FEBRUARY 2006
                 AT 16.27 HRS UNDER REF: PRNUK-2402061625-0F50


24 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 24 February 2006 of 11,403 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 11,403 Ordinary shares, the Trustee now holds 4,448,299 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,448,299 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 27 FEBRUARY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2702060651-79C7



27 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 24 February 2006 it had in issue 512,668,241 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations  01276 477222

The Maitland Consultancy

Neil Bennett                                     0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 28 FEBRUARY 2006
                  AT 07.03 HRS UNDER REF: PRNUK-2802060651-7D47


28 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 27 February 2006 it had in issue 512,675,491 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations  01276 477222

The Maitland Consultancy

Neil Bennett                                     0207 379 5151

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: 1 March 2006



                                     By:   /s/   Carol Hunt
                                          ------------------------------------
                                          Name:  Carol Hunt
                                          Title: Deputy Company Secretary